CITADEL | Securities

Citadel Securities Institutional LLC

2018 Financial Statement

CITADEL | Securities

Citadel Securities Institutional LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69663)

Statement of Financial Condition as of December 31, 2018 and Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-69663

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/18   AND ENDING   12/31/18
                                                        MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: CITADEL SECURITIES INSTITUTIONAL LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
_____
(No. and Street)

Chicago   Illinois   60603
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Stasny   (312) 395-4366
                                                                                 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
(Name – if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CITADEL SECURITIES INSTITUTIONAL LLC

Affirmation

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Securities Institutional LLC (the "Company"), as of December 31, 2018, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: _____

Patricia Stasny, Global Controller of Citadel Enterprise Americas LLC

February 26, 2019

State of Illinois
County of Cook

This instrument was signed or acknowledged before me on *February 26, 2019* by Patricia Stasny.



Barbara A. Horne, Notary Public

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/22

CITADEL SECURITIES INSTITUTIONAL LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Citadel Securities Institutional LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities Institutional LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2019

We have served as the Company's auditor since 2016.

CITADEL SECURITIES INSTITUTIONAL LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		As of December 31, 2018
Cash	$	8,450
Cash segregated under federal regulation		1
Receivable from brokers, dealers, and custodian		19,963
Receivable from affiliate		1,897
Receivable from customers		959
Other assets		711
Total assets	$	31,981

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Commissions, clearance, and regulatory fees payable	$	1,826
Payable to affiliates		1,164
Payable to customers		995
Other liabilities		302
Total liabilities		4,287
Member's capital		27,694
Total liabilities and member's capital	$	31,981

See notes to statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Citadel Securities Institutional LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

CALC III LP ("CAL3"), an affiliate, is the manager of the Company. The Company's designated self-regulatory organization is FINRA.

The Company engages in options order routing and trades U.S. government securities and equities with institutional customers. As a result, the Company engages in transactions with Citadel Securities LLC ("CS-US") and Citadel Securities Swap Dealer LLC ("CSSD"), affiliated brokers and dealers.

Citadel Enterprise Americas LLC (formerly known as Citadel LLC) ("CEAMER") and Citadel Securities Americas LLC ("CSAMER"), both affiliates, provide administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is effective through June 30, 2020.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CAL3 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at Bank of New York Mellon.

Cash Segregated Under Federal Regulation

Restricted cash of $1 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

Receivable from Brokers, Dealers, and Custodian

Receivable from brokers, dealers, and custodian includes amounts receivable for securities failed to deliver and cash deposited at clearing brokers (See Note 6).

Receivable from and Payable to Customers

Receivable from and payable to customers represents amounts receivable or payable for securities failed to deliver or receive (See Note 7).

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings.

Repurchase agreements are short-term in nature and are recorded at the amounts of cash received, plus accrued interest, on the statement of financial condition. The Company enters into repurchase agreements with CS-US. As of December 31, 2018, the Company had no outstanding repurchase transactions.

Other Financial Instruments

CAL3 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

NOTE 3

New Accounting Pronouncement

Effective January 1, 2018, the Company adopted the new accounting standard for recognizing revenue from contracts with customers on a modified retrospective basis. The adoption did not change the timing of revenue recognition. The adoption did not have a material impact on the Company's financial condition or compliance with regulatory requirements. The additional disclosures required by the updated guidance have been included in Note 9.

NOTE 4

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH's members or the partners of CSUH's members, where applicable.

In accordance with GAAP, CAL3 has reviewed the Company's tax positions for all open tax years. As of December 31, 2018, CAL3 determined that the Company was not required to establish a liability for uncertain tax positions.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 5

Transactions with Related Parties

Expenses

Pursuant to an administrative services agreement, the Company reimburses CEAMER, CSAMER and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2018, the Company had a combined payable to CEAMER, CSAMER and their affiliates of $1,164, which is reflected as payable to affiliates on the statement of financial condition. As of December 31, 2018, the Company has paid compensation to CSAMER of $71, which has not yet been expensed and such amount is included in other assets on the statement of financial condition.

Executing Activities

During 2018, the Company provided execution services to CS-US under a cost plus agreement. As of December 31, 2018, the Company had a receivable from CS-US of $1,897 and commissions payable to CS-US of $1,426, which are included in receivable from affiliate and commissions, clearance, and regulatory fees payable, respectively, on the statement of financial condition.

The Company also provided execution services to CSSD in 2018. Additionally, the Company earned and incurred charges related to failed delivery of securities with CS-US and CSSD.

The Company trades equity securities on an agency basis for CRBU Holdings LLC, an affiliate.

Miscellaneous Related Party Transactions

Certain of the Company's transactions with various counterparties have been have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 6

Receivable from Brokers, Dealers, and Custodian

Amounts receivable from brokers, dealers, and custodian at December 31, 2018, consist of the following:

Securities failed to deliver to CS-US	$	36
Receivable from brokers, dealers, and custodian		19,927
Receivable from brokers, dealers, and custodian	$	19,963

NOTE 7

Receivable from and Payable to Customers

Amounts receivable from and payable to customers at December 31, 2018, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 959	$ 995
Receivable/payable from/to customers	$ 959	$ 995

NOTE 8

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. CAL3 attempts to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of a financial instrument and the securities collateral pledged and/or received under repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CAL3 attempts to manage market risk in various ways, including through diversifying exposures and placing limitations on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of financial instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of non-performance by the counterparties.

The Company's customer activities involve the execution and settlement of securities transactions, which may expose the Company to credit risk. Customer activities are transacted on a delivery versus payment or cash basis. For these transactions, the Company is exposed to the risk of loss in the event of non-performance by a customer or broker. In the event that a customer or broker fails to perform, the Company may be required to execute the transaction at current market prices. The Company does not extend credit to customers through margin accounts. The Company's credit exposure to institutional customers is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The Company seeks to reduce its exposure to credit risk associated with counterparty non-performance in financing arrangements by entering into master netting agreements and collateral posting with counterparties. These master netting agreements provide the Company with the right on a daily basis to demand collateral, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CAL3 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at a global financial institution, which typically exceed government sponsored insurance coverages, subject the Company to a concentration of credit risk. CAL3 attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Other Risks

It is difficult to predict what other changes in the regulation of the Company, CAL3, the markets in which the Company trades, or the counterparties with which the Company does business may be instituted in the future, in addition to those changes already proposed or adopted in the United States, or other jurisdictions. These regulations could have a material adverse effect on the performance of the Company.

Commitments

As of December 31, 2018, the future minimum payments under non-cancelable arrangements are set forth below:

2019	$	144
2020		72
	$	216

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CAL3 believes the risk of material loss from these arrangements to be remote.

NOTE 9

Contracts with Customers

As of December 31, 2018, customer transactions consisted of:

Commissions and Customer Fees

The Company earns commissions for executing trades on behalf of its customers and is also generally reimbursed by the customers for transaction fees incurred. Commissions and reimbursement of transaction fees are recorded on a trade date basis as securities transactions occur. Commissions on equity trades are paid on settlement date and commissions on options order routing and customer fees are billed monthly.

Service Income from Affiliate

The Company receives service fees on a monthly basis from CS-US for trade execution services provided (see Note 5). Service fees are recognized over time in the period when services are provided. As of December 31, 2018, the Company's receivable from contracts with customers was $2,495, of which $598 is included in other assets and $1,897 is reflected as receivable from affiliate on the statement of financial condition, respectively. The Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations.

NOTE 10

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2018, net capital was $25,078, which was in excess of the Company's required net capital by $24,828.

The Company has an exemption from Rule 15c3-3 of the SEC based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

NOTE 11

Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2019, which is the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statements